Exhibit (k)(28)

OFS CAPITAL MANAGEMENT, LLC
10 S Wacker Dr ♦ Suite 2500 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

January 8, 2024
OFS Capital Corporation
10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606
Re:    Management Fee Waiver
Dear Ladies and Gentlemen:
Reference is hereby made to the Investment Advisory and Management Agreement (the “Advisory Agreement”), dated November 7, 2012, by and between OFS Capital Corporation (the “Company”) and OFS Capital Management, LLC (the “Adviser”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Advisory Agreement.
The Adviser hereby agrees, until the one year anniversary from January 1, 2024, to waive a portion of its Base Management Fee by reducing the portion of such fee from 0.4375% per quarter (1.75% annualized) to 0.25% per quarter (1.00% annualized) of the average value of the portion of the total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts) held by the Company through OFSCC-FS, LLC, an indirect wholly owned subsidiary of the Company (the “OFSCC-FS Assets”), at the end of the two most recently completed calendar quarters.
This waiver will be renewable on an annual basis and the amount of the Base Management Fee waived with respect to the OFSCC-FS Assets shall not be subject to recoupment by the Adviser.
This letter agreement shall be binding on the undersigned and their respective successors and assigns.
This letter agreement shall be governed by and interpreted and construed in accordance with the governing law provisions set forth in Section 13 of the Advisory Agreement.
No term or provision of this letter agreement may be amended, changed, waived, altered or modified except by written instrument executed and delivered by the party against whom such amendment, change, waiver, alteration or modification is to be enforced.

Sincerely yours,
OFS Capital Management, LLC